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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                   INDIGO N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

             Common shares, par value 0.04 Dutch guilders per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    N44495104
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            Charles N. Charnas, Esq.
                               Assistant Secretary
                             Hewlett-Packard Company
                          3000 Hanover Street, MS20-BQ
                           Palo Alto, California 94304
                            Telephone: (650) 857-1501

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                             Larry W. Sonsini, Esq.
                              Aaron J. Alter, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                           Palo Alto, California 94304
                            Telephone: (650) 493-9300

                               September 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Schedule 13D

CUSIP No. N44495104
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Hewlett-Packard Company
--------------------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a) [X]

              (b) [ ]
--------------------------------------------------------------------------------
         3.   SEC Use Only
--------------------------------------------------------------------------------
         4.   Source of Funds (See Instructions)  WC, 00(1)
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
         6.   Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------
Number of           7.    Sole Voting Power  - 0 -
Shares              ------------------------------------------------------------
Beneficially        8.    Shared Voting Power 118,671,035 Common Shares(2)
Owned by            ------------------------------------------------------------
Each                9.    Sole Dispositive Power  - 0 -
Reporting           ------------------------------------------------------------
Person With         10.   Shared Dispositive Power 118,671,035 Common Shares(2)
--------------------------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              118,671,035 Common Shares
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)  83.9%
--------------------------------------------------------------------------------
         14.  Type of Reporting Person (See Instructions)

              CO
--------------------------------------------------------------------------------

(1) Source of funds for the initial purchase of Indigo N.V. securities reported on the Schedule 13D filed on October 27, 2000 was working capital of Hewlett-Packard Europe B.V. Subject to the terms and conditions of the Offer Agreement (discussed herein and filed as Exhibit 7 hereto), a combination of common stock of Hewlett-Packard Company and contingent value rights of Hewlett-Packard Company or one of its affiliates will be used to purchase Indigo N.V. common stock pursuant to an exchange offer for all of the outstanding common stock of Indigo N.V. not owned by Hewlett-Packard Company or its affiliates. It is anticipated that any payments under the contingent value rights will be made from the working capital of Hewlett-Packard Company or one of its affiliates.

(2) Includes 77,041,406 common shares of Indigo N.V. that are subject to the Voting Agreements (discussed in Item 6 below and filed as Exhibits 12 and 13 hereto) entered into between Hewlett-Packard Company and certain shareholders of Indigo N.V. (27,728,512 of which Common Shares are also subject to the Tender Agreements discussed in Item 6 below and filed as Exhibits 10 and 11 hereto and 49,312,894 of which Common Shares are also subject to the Tender and Option Agreement discussed in Item 6 below and filed as Exhibit 9 hereto). The remaining 41,629,629 shares of Indigo N.V., or rights to acquire such shares, are held by Hewlett-Packard Europe B.V. or Hewlett-Packard Company. Hewlett-Packard Company expressly

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Schedule 13D

     disclaims beneficial ownership of any of the Common Shares of Indigo N.V. covered by the Voting Agreements, the Tender Agreements and/or the Tender and Option Agreement until such time as Hewlett-Packard Company purchases any such shares.


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Schedule 13D

CUSIP No. N444495104
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Hewlett-Packard Europe B.V.
--------------------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a) [X]

              (b) [ ]
--------------------------------------------------------------------------------
         3.   SEC Use Only
--------------------------------------------------------------------------------
         4.   Source of Funds (See Instructions)  WC, 00(1)
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
         6.   Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------
Number of           7.    Sole Voting Power  - 0 -
Shares              ------------------------------------------------------------
Beneficially        8.    Shared Voting Power 41,629,629 Common Shares
Owned by            ------------------------------------------------------------
Each                9.    Sole Dispositive Power  - 0 -
Reporting           ------------------------------------------------------------
Person With         10.   Shared Dispositive Power 41,629,629 Common Shares
--------------------------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              41,629,629 Common Shares
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)  30.4%
--------------------------------------------------------------------------------
         14.  Type of Reporting Person (See Instructions)

              CO
--------------------------------------------------------------------------------

(1) Source of funds for the initial purchase of Indigo N.V. securities reported on the Schedule 13D filed on October 27, 2000 was working capital of Hewlett-Packard Europe B.V.


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Schedule 13D

                               AMENDMENT NO. 2 TO
                        STATEMENT PURSUANT TO RULE 13d-1
                      OF THE GENERAL RULES AND REGULATIONS
                  UNDER THE SECURITIES ACT OF 1934, AS AMENDED

           This Amendment No. 2 amends the Schedule 13D originally filed on October 27, 2000 (the "Schedule 13D"), and amends and restates in its entirety Amendment No. 1 to the Schedule 13D ("Amendment No. 1"), which Amendment No. 1 was originally filed on September 7, 2001. The Schedule 13D relates to common shares, par value 0.04 Dutch guilders per share (the "Common Shares") of Indigo N.V., a corporation organized under the laws of The Netherlands (the "Issuer" or "Indigo N.V." or the "Company"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D. The items listed below are hereby amended and supplemented as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

ITEM 2 OF THE SCHEDULE 13D IS HEREBY AMENDED, SUPPLEMENTED AND/OR RESTATED AS
FOLLOWS:

         1. SCHEDULE A THERETO IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS SET FORTH ON SCHEDULE A HERETO.

         2. PARAGRAPHS (d) AND (e) OF ITEM 2 ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY TO READ AS FOLLOWS:

            (d) During the last five years none of the Reporting Persons or, to the best of their knowledge, any of (1) the Reporting Persons' subsidiaries, executive officers or directors; (2) the executive officers and directors of any person controlled by such Reporting Persons; or (3) the directors and executive officers of any person ultimately in control of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years none of the Reporting Persons or, to the best of their knowledge, any of (1) the Reporting Persons' subsidiaries, executive officers or directors; (2) the executive officers and directors of any person controlled by such Reporting Persons; or (3) the directors and executive officers of any person ultimately in control of the Reporting Persons was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

         1. ITEM 3 SHALL BE AMENDED BY ADDING THE FOLLOWING PARAGRAPHS:

                           The source and amount of funds or other consideration
                  to be used by Hewlett-Packard Company or one of its direct or indirect subsidiaries to purchase the Common Shares of the Company in connection with an exchange offer (as described in Item 4 below) are newly issued shares of Hewlett-Packard Company common stock and non-transferable contingent value rights ("CVR") to be issued by Hewlett-Packard Company or one of its direct or indirect subsidiaries. In exchange for each share of the common stock of the Company, shareholders of the Company may elect to receive either (1) $7.50 in Hewlett-Packard common stock or (2) $6.00 in Hewlett-Packard common stock plus one CVR entitling its holder to a cash payment of up to $4.50 if the Company's business achieves a total of $1.6 billion in revenue over a three-year post-closing period. The total number of the Company's common shares that will be exchanged for each of the above-described elections is limited. If either election is oversubscribed, the Company's shareholders who have tendered into the exchange offer will be subject to proration to achieve the fixed number associated with each election as described in the Offer Agreement (as defined in Item 4 below). Hewlett-Packard anticipates that any payments made under the CVRs will be made from the working capital of Hewlett-Packard Company or one of its affiliates.

ITEM 4.  PURPOSE OF TRANSACTION.

ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED, SUPPLEMENTED AND/OR RESTATED AS
FOLLOWS:


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Schedule 13D

         1. THE FIRST AND FOURTEENTH PARAGRAPHS THEREOF ARE HEREBY DELETED AND REPLACED IN THEIR ENTIRETY WITH THE FOLLOWING PARAGRAPHS:

                           Pursuant to an Offer Agreement, dated as of
                  September 6, 2001 (the "Offer Agreement"), by and between Hewlett-Packard Company and the Company, Hewlett-Packard Company or one of its direct or indirect subsidiaries intends to commence an exchange offer for all the outstanding Common Shares of the Company not owned by Hewlett-Packard and its affiliates in exchange for a combination of shares of Hewlett-Packard Company's common stock and CVRs.

                           Pursuant to the Offer Agreement, Hewlett-Packard
                  Company intends, simultaneously with or as soon as possible after the Closing (as defined in the Offer Agreement) to effectuate a corporate reorganization (the "Post-Closing Reorganization") of the Company and its subsidiaries, which may include, without limitation (i) the commencement of a compulsory acquisition by Hewlett-Packard Company of Common Shares from any remaining minority shareholder in accordance with Section 2:92a of the Dutch Civil Code (the "DCC"), (ii) the amendment of the Articles of Association of the Company to permit the creation, among other things, of separate classes of shares, (iii) the distribution of an extraordinary dividend on the shares of the Company or a particular class or classes of shares of Indigo N.V., (iv) the sale and transfer by the Company, or any of its subsidiaries, to Hewlett-Packard Company, or any affiliates of Hewlett-Packard Company, of all or a portion of the assets of the Company or its subsidiaries, (v) the effectuation by the Company and one or more Dutch Subsidiaries of Hewlett-Packard Company of a legal merger within the meaning of Section 2:309 of the DCC, (vi) the termination of the listing of the Company's Shares on the Nasdaq National Market, (vii) the deregistration of the Company under the Exchange Act and the cessation of the Company's reporting obligations thereunder, or (viii) any one or more combinations of any of the foregoing actions.

                           The Offer Agreement contains a number of
                  provisions limiting the ability of the Company to become acquired by, or to pursue the acquisition of the Company by, any persons other than Hewlett-Packard Company or one of its direct or indirect subsidiaries during the pendency of the Offer Agreement. Among other things, the Offer Agreement contains non-solicitation provisions that, among other things, prohibit Indigo N.V. from soliciting or discussing any Acquisition Proposal (as defined in the Offer Agreement), approving or recommending any Acquisition Proposal, or entering into a letter of intent or agreement relating to any Acquisition Proposal. These non-solicitation provisions terminate upon the earlier of the closing of the Offer or the termination of the Offer Agreement pursuant to Article VII thereof. In addition, certain shareholders of the Company have entered into a Tender and Option Agreements, Tender Agreements and Voting Agreements as described in Item 6 which may impede the acquisition of control of the Company by any person other than Hewlett-Packard Company or one of its direct or indirect subsidiaries.

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Schedule 13D

         2. THE ELEVENTH PARAGRAPH THEREOF IS HEREBY AMENDED AND SUPPLEMENTED BY ADDING THE FOLLOWING SENTENCE AS THE LAST SENTENCE THEREOF.

                           Pursuant to the Offer Agreement, Indigo N.V.'s
                  approval of and consent to the Offer also constitutes approval for purposes of the standstill provisions set forth in the Shareholders' Agreement; provided that, in the event the Offer Agreement is terminated pursuant to Article VII thereof, such standstill provisions shall continue in full force and effect after such termination.

         3. THE THIRTEEN PARAGRAPH THEREOF IS HEREBY DELETED AND REPLACED IN ITS ENTIRETY WITH THE FOLLOWING SENTENCE.

                           Pursuant to the Offer Agreement, Hewlett-Packard
                  Company has agreed that neither it nor any of its direct or indirect subsidiaries will sell or otherwise transfer any Common Shares of Indigo N.V. (other than amongst Hewlett-Packard Company and its direct and indirect subsidiaries) until the earlier of the closing of the Offer or the termination of the Offer Agreement pursuant to
                  Article VII thereof.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED, SUPPLEMENTED AND/OR RESTATED AS
FOLLOWS:

         1. PARAGRAPHS (a) AND (b) OF ITEM 5 ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY TO READ AS FOLLOWS:

                  (a) The Reporting Persons beneficially own the 14,814,814 Common Shares owned by Purchaser, 14,814,815 Warrant Shares that Hewlett-Packard Europe B.V. has a right to acquire through the exercise of the Acquisition Warrant and 12,000,000 Warrant Shares that Hewlett-Packard Europe B.V. has a right to acquire through the exercise of the Performance Warrant. Hewlett-Packard Company also has the right to vote an additional 77,041,406 shares pursuant to the Voting Agreements and to purchase such shares in the Offer pursuant to the Tender Agreements and the Tender and Option Agreement, although Hewlett-Packard Company disclaims beneficial ownership of these shares. Accordingly, the Reporting Persons may be deemed to be the beneficial owners of 118,671,035 Common Shares, or 83.9% of the Common Shares. The number of Company Common Shares outstanding is based upon the Common Shares issued and outstanding as of September 5, 2001, as represented by the Company in the Offer Agreement.

                           (b) Hewlett-Packard Company, as the sole indirect
                  stockholder of Purchaser, and Purchaser, have shared power to dispose, or direct the disposition of the 14,814,814 Common Shares previously purchased and the Acquisition Warrant and the Performance Warrant and shared power to vote, or to direct the vote of the 14,814,814 Common Shares previously purchased. As between Hewlett-Packard Company and the Purchaser, Hewlett-Packard Company has the sole power to vote and dispose of the 77,041,406 shares beneficially owned by it pursuant to the Tender and Option Agreement, the Tender Agreements, and the Voting Agreements (including the shares that would be received upon the complete exercise of the option provided pursuant to the Tender and Option Agreement).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED, SUPPLEMENTED AND/OR RESTATED AS
FOLLOWS:

         Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                           (a) OFFER AGREEMENT

                           The Offer Agreement is described and/or referred to
                  in Item 4 and is filed as Exhibit 7.

                           (b) THE FORM OF CVR AGREEMENT

                           The CVRs are described and/or referred to in Item 3
                  and the Form of CVR Agreement is filed as Exhibit 8.

                           (c) AGREEMENTS WITH THE LANDA FAMILY TRUST
                  AFFILIATES, S-C INDIGO C.V. AND CERTAIN OFFICERS AND DIRECTORS OF THE COMPANY

                           As an inducement to Hewlett-Packard Company to
                  enter into the Offer Agreement, (1) the following entities:
                  Gemini Systems Corporation N.V., Toscal N.V., Visionvest N.V., Deering Corporation N.V. and OZF Ltd. (collectively, the "Landa Family Trust Affiliates") entered into a Tender and Option Agreement with Hewlett-Packard Company as described below and a copy of which is attached as Exhibit 9, (2) S-C Indigo C.V. entered into a Tender Agreement with Hewlett-Packard Company as described below and a copy of which is attached as Exhibit 10, (3) certain officers and directors of the Company as listed on Schedule C hereto entered into a Tender Agreement with Hewlett-Packard Company as described below and a copy of the form of which is attached as Exhibit 11, (4) S-C Indigo C.V. entered into a Voting Agreement with Hewlett-Packard Company as described below and a copy of which is attached as Exhibit 12,

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Schedule 13D

                  and (5) the Landa Family Trust Affiliates and certain officers and directors of the Company as listed on Schedule C have each entered into a Voting Agreement with Hewlett-Packard Company as described below and a copy of the form of which is attached as Exhibit 13.

                           Pursuant to the Voting Agreements, each of the
                  Company shareholders who is a party thereto agreed, among other things, to vote its Common Shares: (i) in favor of the appointment of the new members of Indigo N.V.'s Management and Supervisory Boards as set forth in the Offer Agreement; (ii) in favor of the amendment of Indigo N.V.'s Articles of Association as contemplated by the Offer Agreement; (iii) in favor of the Post-Closing Reorganization (as defined in the Offer Agreement) and any action required in furtherance thereof as contemplated by the Offer Agreement; (iv) against certain alternative transactions; and (v) in favor of waiving any notice that may have been or may be required relating to the Offer or any of the other transactions contemplated by the Offer Agreement, including the Post-Closing Reorganization. Pursuant to the Voting Agreements, each of the Company shareholders who is a party thereto also agreed not to transfer its Common Shares to any party from the date of the Voting Agreements, unless such party agrees: (a) to execute a counterpart to the Voting Agreement and to execute an irrevocable proxy (the "Irrevocable Proxy") substantially in the form set forth as Exhibit A to the Voting Agreements; and (b) to hold such Common Shares, or such interest therein, subject to all of the terms and conditions of the Voting Agreement. In furtherance of the foregoing, each of the Company shareholders who is a party to a Voting Agreement granted Hewlett-Packard Company an Irrevocable Proxy to vote such shareholder's Common Shares as described above. The Voting Agreements and the Irrevocable Proxies will terminate on the earlier of the closing of the Offer or the termination of the Offer Agreement pursuant to Article VII thereof; provided, that the Voting Agreement and Irrevocable Proxy between Hewlett-Packard Company and S-C Indigo C.V. will terminate on December 30, 2002 if such date is earlier. Hewlett-Packard Company did not pay any additional consideration to any shareholder of Indigo N.V. in connection with the execution and delivery of the Voting Agreements.

                           Pursuant to the Tender Agreements, each of the
                  Company shareholders who is a party thereto agreed to tender their Common Shares (including any subsequently acquired Common Shares) in the Offer pursuant to and in accordance with the terms of the Offer Agreement. Each of these shareholders further agreed not to withdraw any of the Common Shares they tender unless the Offer is terminated or has expired. Each of these shareholders also agreed not to transfer its Common Shares to any party from the date of the Tender Agreement, unless such party agrees:
                  (i) to execute a counterpart to the Tender Agreement; and
                  (ii) to hold such Common Shares, or such interest therein, subject to all of the terms and conditions of the Tender Agreement. The Tender Agreements will terminate on the earlier of the closing of the Offer or the termination of the Offer Agreement pursuant to Article VII thereto; provided, that the Tender Agreement between Hewlett-Packard Company and S-C Indigo C.V. will terminate on December 30, 2002 if such date is earlier. Hewlett-Packard Company did not pay any additional consideration to any shareholder of Indigo N.V. in connection with the execution and delivery of the Tender Agreements.

                           Pursuant to the Tender and Option Agreement, the
                  Landa Family Trust Affiliates have agreed to tender their Common Shares (including any subsequently acquired Common Shares) in the Offer under substantially the same terms as the Tender Agreements described above. In addition, the Landa Family Trust Affiliates have, pursuant to the Tender and Option Agreement, granted Hewlett-Packard Company an irrevocable option (the "Option"), under certain circumstances, to purchase all of their Common Shares. The Option is only exercisable by Hewlett-Packard Company upon such shareholder's breach of its obligations to tender its Common Shares into the Offer or upon such shareholder's breach of any other material agreement or covenant on the part of such shareholder set forth in the Tender and Option Agreement. Pursuant to the Tender and Option Agreement, the Landa Family Trust Affiliates also agreed, to the extent that either the Fixed Offer Price (as defined in the Offer

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Schedule 13D

                  Agreement) or the Contingent Offer Price (as defined in the Offer Agreement) is oversubscribed, to automatically elect to receive the undersubscribed consideration alternative for up to all of the Common Shares held by such shareholder. The Tender and Option Agreement will terminate on the earlier of the closing of the Offer or the termination of the Offer Agreement pursuant to Article VII thereof. Hewlett-Packard Company did not pay additional consideration to any shareholder of Indigo N.V. in connection with the execution and delivery of the Tender and Option Agreement.

                           References to, and descriptions of, the Offer, the
                  Offer Agreement, the CVR Agreement, the Voting Agreements, the Irrevocable Proxies, the Tender Agreements and the Tender and Option Agreement as set forth in this Schedule 13D are qualified in their entirety by the terms of the Offer Agreement, the CVR Agreement, the Voting Agreements, the Irrevocable Proxies, the Tender Agreements and the Tender and Option Agreement, which are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

         1. THE EXHIBIT DESCRIPTION LIST THEREOF SHALL BE AMENDED BY ADDING THE FOLLOWING EXHIBITS TO THE LIST:

                  The Offer Agreement has been revised by agreement of the
            parties thereto to make certain technical corrections to reflect the intent of the parties thereto. The Offer Agreement filed as an exhibit hereto is filed in its revised form.

            7. Offer Agreement, dated as of September 6, 2001, by and between Hewlett-Packard Company and Indigo N.V. (Incorporated by reference to exhibit 99.1 to the Report on Form 8/K-A filed by Hewlett-Packard Company on September 19, 2001).

            8. Form of Contingent Value Rights Agreement (Incorporated by reference to exhibit 99.3 to the Report on Form 8-K/A filed by Hewlett-Packard Company on September 19, 2001).

            9. Tender and Option Agreement, dated as of September 6, 2001, by and among Hewlett-Packard Company and the Landa Family
                  Trust Affiliates.

            10. Tender Agreement, dated as of September 6, 2001, by and among Hewlett-Packard Company and S-C Indigo C.V.

            11. Form of Tender Agreement by and between Hewlett-Packard Company and certain officers and directors of Indigo N.V.

            12. Voting Agreement and Irrevocable Proxy, dated as of September 6, 2001, by and among Hewlett-Packard Company and S-C Indigo C.V.

            13. Form of Voting Agreement and Irrevocable Proxy by and between Hewlett-Packard Company and the Landa Family Trust Affiliates and certain officers and directors of Indigo N.V.

            14. Power of Attorney, dated September 7, 2001, authorizing Charles N. Charnas to sign on behalf of Hewlett-Packard Europe B.V.

Schedule 13D

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        September 19, 2001
       -----------------------------------

                                              HEWLETT-PACKARD COMPANY

                                              By: /s/  Charles N. Charnas
                                                  ------------------------------
                                                  Name:  Charles N. Charnas
                                                  Title: Assistant Secretary


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        September 19, 2001
       -----------------------------------

                                              HEWLETT-PACKARD EUROPE B.V.

                                              By: /s/  Charles N. Charnas
                                                  ------------------------------
                                                  Name:  Charles N. Charnas*











* Pursuant to a Power of Attorney attached hereto as Exhibit 14.

                                                                      SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF HEWLETT-PACKARD COMPANY

         The name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Hewlett-Packard Company are set forth below. Unless otherwise indicated, each individual's business address is the address of Hewlett-Packard Company, 3000 Hanover Street, MS20-BT, Palo Alto, California 94304. Other than Iain M. Morris, who is a citizen of the United Kingdom, each individual is a citizen of the United States.

NAME                         PRESENT PRINCIPAL OCCUPATION AND BUSINESS ADDRESS

Susan D. Bowick              Vice President and Director, Corporate Human
                             Resources

Richard A. DeMillo           Vice President and Chief Technology Officer

Debra L. Dunn                Vice President, Strategy and Corporate
                             Operations

Carleton S. Fiorina*         Chairman, President and Chief Executive Officer

Jon Flaxman                  Vice President and Corporate Controller

Vyomesh Joshi                President, Imaging and Printing Systems

Pradeep Jotwani              President, Consumer Business Organization

Ann M. Livermore             President, HP Services

Harry W. McKinney            President, Business Customer Organization

Iain M. Morris               President, Embedded and Personal Systems

Robert P. Wayman*            Executive Vice President, Finance and
                             Administration and Chief Financial Officer

Duane E. Zitzner             President, Computing Systems

Philip M. Condit*            Chairman and Chief Executive Officer of The
                             Boeing Company, P.O. Box 3707 - M/S 10-10,
                             Seattle, Washington 98124-2207

Patricia C. Dunn*            Chairman and Chief Executive Officer of
                             Barclays Global Investors, 45 Fremont Street,
                             San Francisco, California, 94105

Sam Ginn*                    Retired Chairman of Vodafone Air Touch PLC,
                             1 California Street, 30th Floor, San Francisco,
                             California, 94111

Richard A. Hackborn*         2895 Los Altos Drive, Meridian, ID 83642

Walter B. Hewlett*               Independent Software Developer, 945 Addison
                                 Avenue, Palo Alto, California, 94301

Dr. George A. Keyworth II*       Chairman and Senior Fellow, The Progress and
                                 Freedom Foundation, a public policy research institute, 41 Avenida de las Casas, Santa Fe,
                                 New Mexico, 87501

Robert E. Knowling, Jr.*         Chairman and Chief Executive Officer of
                                 Internet Access Technologies Inc., 5450
                                 Northwest Central, Suite 300, Houston,
                                 Texas 77092

* Director of Hewlett-Packard Company.

Schedule 13D


                                   SCHEDULE C

                                   INDIGO N.V.

         SHAREHOLDERS WHO SIGNED VOTING AGREEMENTS AND TENDER AGREEMENTS
                        OR TENDER AND OPTION AGREEMENTS

           The following table sets forth the name, and for those individuals who are directors, officers or employees of Indigo N.V., their position, of each Indigo N.V. shareholder that entered into a Voting Agreement and a Tender Agreement or Tender and Option Agreement with Hewlett-Packard Company.

       Shareholder                                           Shares Beneficially Owned
       -------------------------------------------------------------------------------
       Alon Bar-Shany                                                    188,280**
       Chief Financial Officer

       Dan S. Chill                                                      131,754**
       Vice President and General Counsel

       Mimi Sela                                                         163,500**
       Vice President Strategic Relations

       Dilip M. Advani                                                    23,375**
       Director

       Rob G.P. Jeurissen                                                 32,563**
       Director

       Hans S. Leudesdorff                                                     0**
       Director

       Rafi Maor                                                         627,200**
       President, COO and Director

       Richard C.E. Morgan                                               130,063**
       Director


                                      -10-

Schedule 13D

       Tis Prager                                                     49,417,132*
       Director

       Pernandu Chatterjee                                            26,397,135*

       Walthroup Corporation N.V.                                      4,032,619*

       Visionvest Corporation N.V.                                     3,845,571*

       Gemini Systems Corporation N.V.                                19,573,838*

       OZF Ltd.                                                        2,312,101*

       Toscal N.V.                                                    27,426,955*

       Deering Corporation N.V.                                        2,602,752*

       S-C Indigo C.V.                                                26,327,539**
--------------------------------------------------------------------------------

Schedule 13D

* Number of common shares of Indigo N.V. beneficially owned as of May 31, 2001, as reported in the Form 20-F filed by Indigo N.V. on June 28, 2001.

** Number of common shares of Indigo N.V. beneficially owned as of September 13, 2001, based on information provided by Indigo N.V.


                                      -12-